Exhibit 99.1

Contact:
Uri Birenberg
CFO
(972) 77-774-5060
Urib@radcom.com

RADCOM PROVIDES NOTICE OF ENGAGEMENT IN A RELATED PARTY TRANSACTION

TEL AVIV, Israel – May 18, 2015 − Radcom Ltd. (“RADCOM” or the “Company”) announced today that the Audit Committee and Board of Directors of the Company, approved an extension for another year, of the consultancy engagement between the Company and Ms. Heli Bennun and/or a company controlled by her (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, the Company's Chairman and its largest shareholder, with holdings of approximately 32% of the Company's voting power.

The key terms of the agreement being extended, are the following:

1.	The Consultant will provide advisory services to the Company's management with respect to the Company's business operations;
2.
In consideration for the services rendered, Radcom shall pay the Consultant a monthly amount equal to the maximum amount permitted by the applicable regulations, which may not exceed the average monthly salary to an employee in Israel, plus VAT.

3.	The engagement shall be for a period of 12 months expiring on January 11th 2016 or as otherwise agreed to between the parties.
4.	The Consultant will provide a service of at least 25 hours per month on average during the term of the agreement.

NOTE: As required by the Israeli Companies Law, the transaction was approved by the Audit Committee and the Board of Directors of Radcom Ltd. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder(s) holding more than 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Chief Financial Officer) no later than June 1 2015, that the Company convene a shareholder meeting to approve the said agreement.

About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.